                                                      REGISTRATION NO. 33-

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------

                           REEBOK INTERNATIONAL LTD.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             MASSACHUSETTS                           04-2678061
     (STATE OR OTHER JURISDICTION                 (I.R.S. EMPLOYER
   OF INCORPORATION OR ORGANIZATION)             IDENTIFICATION NO.)

                          100 TECHNOLOGY CENTER DRIVE
                        STOUGHTON, MASSACHUSETTS 02072
                                (617) 341-5000
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                           JOHN B. DOUGLAS III, ESQ.
                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                           REEBOK INTERNATIONAL LTD.
                          100 TECHNOLOGY CENTER DRIVE
                        STOUGHTON, MASSACHUSETTS 02072
                                (617) 341-5000
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                  INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                         COPIES OF COMMUNICATIONS TO:

         DAVID B. WALEK, ESQ.                  LOUIS A. GOODMAN, ESQ.
             ROPES & GRAY               SKADDEN, ARPS, SLATE, MEAGHER & FLOM
        ONE INTERNATIONAL PLACE                   ONE BEACON STREET
      BOSTON, MASSACHUSETTS 02110            BOSTON, MASSACHUSETTS 02108
            (617) 951-7388                         (617) 573-4800

                               ----------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

  If the only securities being registered on this Form are being offered pur-suant to dividend or interest reinvestment plans, please check the following box. [_]

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or inter-est reinvestment plans, check the following box. [_]

                        CALCULATION OF REGISTRATION FEE

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- -------------------------------------------------------------------------------

                                           PROPOSED       PROPOSED
  TITLE OF EACH CLASS        AMOUNT        MAXIMUM         MAXIMUM         AMOUNT OF
     OF SECURITIES           TO BE      OFFERING PRICE    AGGREGATE       REGISTRATION
    TO BE REGISTERED       REGISTERED      PER UNIT    OFFERING PRICE         FEE
- --------------------------------------------------------------------------------------
  % Debentures Due
 2005..................   $100,000,000       100%(1)    $100,000,000(1)     $34,483
- --------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------

(1) Estimated solely for the purposes of calculating the registration fee pur-suant to Rule 457 under the Securities Act of 1933.

                               ----------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRA-TION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SEC-TION 8(A), MAY DETERMINE.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                  SUBJECT TO COMPLETION, DATED AUGUST 31, 1995

                                  $100,000,000

                                 [REEBOK Logo]

                           Reebok International Ltd.

                              % Debentures Due 2005

Interest payable      and                                        Due      , 2005

                                   --------

The Debentures will not be redeemable prior to maturity and will not be subject to any sinking fund.

                                   --------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                    Underwriting
                                          Price to  Discounts and  Proceeds to
                                         Public (1)  Commissions  Company (1)(2)
                                         ---------- ------------- --------------
Per Debenture...........................       %           %              %
Total...................................   $            $             $

(1) Plus accrued interest, if any, from     , 1995.

(2) Before deducting expenses payable by the Company estimated at $205,000.

                                   --------

  The Debentures are offered by the several Underwriters when, as and if issued by the Company, delivered to and accepted by the Underwriters and subject to their right to reject orders in whole or in part. It is expected that delivery of the Debentures, in book-entry form, will be made through the facilities of
The Depository Trust Company on or about    , 1995.

                                CS First Boston

                   The date of this Prospectus is     , 1995

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE DEBENTURES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                                 ------------

                             AVAILABLE INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Com-mission") a Registration Statement (of which this Prospectus is a part) under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Debentures offered hereby. This Prospectus does not contain all of the in-formation set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference to such contract or document. For further information regarding the Company and the Debentures offered hereby, reference is hereby made to the Registration Statement and the exhibits and schedules thereto which may be ob-tained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Com-mission. The Registration Statement, the exhibits and schedules forming a part thereof, and the reports, proxy statements and other information filed by the Company with the Commission in accordance with the Exchange Act can be in-spected and copied at the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional of-fices of the Commission: Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, the Company's Common Stock is listed on the New York Stock Exchange and similar information concerning the Company can be inspected and copied at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents heretofore filed by the Company with the Commission are incorporated herein by reference:

    1. Annual Report on Form 10-K for the year ended December 31, 1994;

    2. Quarterly Reports on Form 10-Q for the quarters ended March 31, 1995 and June 30, 1995; and

    3. Current Report on Form 8-K dated May 17, 1995.

  All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and before the termination of the offering of the Debentures offered hereby shall be deemed incorporated herein by reference, and such documents shall be deemed to be a part hereof from the date of filing such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Pro-spectus to the extent that a statement contained herein or in any other subse-quently filed document which also is or is deemed to be incorporated by refer-ence herein modifies or supersedes such statement. Any such statement so modi-fied or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will provide without charge to each person to whom this Prospec-tus is delivered, on the request of any such person, a copy of any or all of the above documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by refer-ence into the documents that this Prospectus incorporates). Requests should be directed to Reebok International Ltd., 100 Technology Center Drive, Stoughton, Massachusetts 02072, Attention: Office of Investor Relations, Telephone
(617) 341-5000.

                                  THE COMPANY

  Reebok International Ltd. ("Reebok" or the "Company") is a global company engaged primarily in the design and marketing of sports and fitness products, including footwear and apparel, as well as the design and marketing of foot-wear and apparel for non-athletic "casual" use. The Company has two major business groups: the Reebok Division, which is primarily responsible for the REEBOK (R) brand, and the Specialty Business Group, which is responsible for other major brands, including Boks (R) casual footwear, the GREG NORMAN (TM) brand, and the Company's subsidiaries, AVIA Group International, Inc. ("Avia") and The Rockport Company, Inc. ("Rockport"), as well as REEBOK golf products, Reebok's retail operations and its licensing and equipment business. During 1994, the Company generated net sales of $3.280 billion and net income of $254.5 million.

  The Company's principal executive offices are located at 100 Technology Cen-ter Drive, Stoughton, Massachusetts 02072, telephone (617) 341-5000.

REEBOK DIVISION

  The Reebok Division designs, markets and distributes sports and fitness footwear, apparel and accessories that combine the attributes of athletic per-formance with style. Reebok has targeted as its primary customer base, ath-letes and others who believe that technical and other performance features are the critical attributes of athletic footwear and apparel. Although much of the Company's historical growth has been due to its strength in athletic footwear and other products for the fitness market, in recent years the Company has taken various strategic actions towards increasing Reebok's presence in the sports market, gaining increased visibility on playing fields and sports are-nas worldwide with the introduction of cleated footwear in 1993 and through endorsement arrangements with such prominent athletes as Shaquille O'Neal of the Orlando Magic, Emmitt Smith of the Dallas Cowboys and Frank Thomas of the Chicago White Sox.

  The Company places significant emphasis on technology in its products, high-lighted by its development of THE PUMP (TM) inflatable technology, an inte-grated system of one or more inflatable chambers that are adjustable to help provide custom fit and support in footwear and other products, and its evolu-tion into INSTAPUMP (TM) technology, which brings the benefits of THE PUMP technology to lightweight performance shoes through the use of an INSTAPUMP carbon dioxide inflator cartridge used to inflate the chambers instantly. In addition to THE PUMP and INSTAPUMP technologies, Reebok continues to emphasize its HEXALITE (R) technology, which provides lightweight cushioning, and DY-NAMIC CUSHIONING (R) technology, which utilizes compressible rearfoot and forefoot chambers in the outer sole to provide cushioning. The Company has also recently introduced a new evolution of the DYNAMIC CUSHIONING technology called DynaMax (TM) which utilizes a dynamic airflow system in the midsole to provide heel and forefoot cushioning and comfort; walking shoes incorporating this technology are currently being offered at retail.

  The Company devotes substantial resources to advertising its products to a wide variety of audiences through television, radio and print media and util-izes its relationships with major sports figures in a variety of sports to gain visibility for the REEBOK brand. The Company has entered into several key sports sponsorships, including a multi-year deal with National Football League Properties and an arrangement under which Reebok has been designated as the official footwear and apparel sponsor of the Russian Olympic Committee and the approximately 25 associated Russian sports federations through 1996. The Com-pany has also entered into sponsorship agreements with the International Ama-teur Athletic Federation, the International Triathlon Union and the U.S. Gym-nastics Federation, as well as sponsorships of the soccer federations of Bra-zil and Uruguay and various U.K., French and German club soccer teams. In ad-dition, Reebok will have a major presence at the 1996 Atlanta Summer Olympic games through sponsorship agreements with the National Olympic Committees of Russia, Poland, Ireland, Brazil, Jamaica, New Zealand and South Africa, and the track and field federations of China, Belgium, the Netherlands, Portugal, Spain and Sweden. Reebok is also a supplier to the 1996 Atlanta Olympic games and will be an official sponsor of NBC's broadcast of the 1996 Summer Olympic games.

  In the United States, REEBOK footwear is distributed primarily through spe-cialty athletic retailers, sporting goods stores, department stores and Compa-ny-operated retail stores and REEBOK apparel is distributed primarily through pro shops, health clubs and department, sporting goods and specialty stores. Internationally,

REEBOK footwear and apparel products are currently marketed in approximately 120 countries and territories worldwide through an international distribution network consisting of wholly owned subsidiaries, joint ventures and independent distributors.

SPECIALTY BUSINESS GROUP

  The Company established the Specialty Business Group to provide a focus for the Company's non-Reebok brands and to pursue more aggressively markets outside Reebok's primary focus. The Specialty Business Group includes the ROCKPORT (R) brand, the Boks casual footwear line and apparel marketed under the GREG
NORMAN (TM) brand, as well as the Company's Avia subsidiary. The group is also responsible for the Company's golf products, its retail operations and its li-censing and equipment business.

  Rockport designs, develops and markets lightweight and comfortable casual, dress, outdoor performance and fitness walking shoes. The Boks brand is de-signed to appeal to the 16-24 year old market with a line of casual, fashion-able and comfortable footwear.

  The Specialty Business Group also includes Avia, which designs, develops and markets athletic footwear and apparel under the AVIA (R) and TINLEY (R) brands, golf footwear and apparel, including a REEBOK line of golf products and a col-lection of apparel marketed under the GREG NORMAN (TM) name and logo, and the Company's retail operations, including concept stores in Boston, Santa Monica and New York City, as well as approximately 80 factory direct stores.

  In addition, the Specialty Business Group is responsible for Reebok's equip-ment business which has expanded its product scope by developing and marketing sports and fitness products, such as sports and fitness videos, programming and equipment, including the STEP REEBOK (R) program and adjustable platform and the SLIDE REEBOK (TM) lateral motion training device. The Company has also es-tablished a strategic licensing program under which certain of the Company's technologies and trademarks are licensed to third parties for sporting goods and related products in order to enhance brand awareness and gain credibility for the Company's technologies.

  The foregoing summary of certain aspects of the Company's business is quali-fied by, and should be read in conjunction with, the information set forth in the Company's Annual Report on Form 10-K for the year ended December 31, 1994, and the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1995 and June 30, 1995, which are incorporated herein by reference.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The following selected consolidated financial data are derived from the con-solidated financial statements of Reebok International Ltd. This data should be read in conjunction with the consolidated financial statements, related notes and other financial information incorporated by reference herein.

                                                                                          SIX MONTHS ENDED
                                         YEAR ENDED DECEMBER 31,                              JUNE 30,
                          ------------------------------------------------------------    ----------------
                             1990        1991        1992          1993        1994        1994        1995
                          ----------  ----------  ----------    ----------  ----------  ----------  ----------
                                        (IN THOUSANDS, EXCEPT RATIOS AND PER SHARE DATA)
CONSOLIDATED STATEMENT
 OF INCOME DATA:
 Net sales..............  $2,159,243  $2,734,474  $3,022,627    $2,893,900  $3,280,418  $1,634,119  $1,724,170
 Other income (ex-
  pense)................        (893)      2,893      39,719(2)         33       7,165      (1,046)      2,053
                          ----------  ----------  ----------    ----------  ----------  ----------  ----------
                           2,158,350   2,737,367   3,062,346     2,893,933   3,287,583   1,633,073   1,726,223
                          ----------  ----------  ----------    ----------  ----------  ----------  ----------
 Costs and expenses:
 Cost of sales..........   1,288,314   1,644,635   1,809,304     1,719,869   1,966,138     988,823   1,029,244
 Selling, general and
  administrative
  expenses..............     556,335     666,275     807,078       769,744     889,590     442,619     523,312
 Special charges(1).....          --          --     155,000         8,449          --          --      18,034
 Amortization of intan-
  gibles................      15,646      16,354      16,587        10,052       4,345       2,214       2,056
 Minority interest......          --       1,311       1,787         8,261       8,896       3,681       4,820
 Interest expense.......      18,857      29,295      20,080        25,021      16,515       9,242      12,287
 Interest income........     (15,637)    (10,389)     (5,454)      (10,710)     (6,373)     (1,888)     (3,692)
                          ----------  ----------  ----------    ----------  ----------  ----------  ----------
                           1,863,515   2,347,481   2,804,382     2,530,686   2,879,111   1,444,691   1,586,061
                          ----------  ----------  ----------    ----------  ----------  ----------  ----------
 Income before income
  taxes.................     294,835     389,886     257,964       363,247     408,472     188,382     140,162
 Income taxes...........     118,229     155,175     143,146       139,832     153,994      71,585      52,841
                          ----------  ----------  ----------    ----------  ----------  ----------  ----------
 Net income.............  $  176,606  $  234,711  $  114,818    $  223,415  $  254,478  $  116,797  $   87,321
                          ==========  ==========  ==========    ==========  ==========  ==========  ==========
 Net income per common
  share.................  $     1.54  $     2.37  $     1.24    $     2.53  $     3.02  $     1.38  $     1.07
                          ==========  ==========  ==========    ==========  ==========  ==========  ==========
 Dividends per common
  share.................  $     0.30  $     0.30  $     0.30    $     0.30  $     0.30  $     0.15  $     0.15
                          ==========  ==========  ==========    ==========  ==========  ==========  ==========
 Weighted average common
  and common equivalent
  shares outstanding....     114,654      98,958      92,697        88,348      84,311      84,863      81,625
                          ==========  ==========  ==========    ==========  ==========  ==========  ==========
 Ratio of earnings to
  fixed charges(3)
 Actual.................       12.9x       11.7x       10.0x         11.6x       16.2x       14.0x        9.1x
 [Pro forma(4)].........
                                               DECEMBER 31,                                   JUNE 30,
                          ------------------------------------------------------------  ----------------------
                             1990        1991        1992          1993        1994        1994        1995
                          ----------  ----------  ----------    ----------  ----------  ----------  ----------
                                                         (IN THOUSANDS)
CONSOLIDATED BALANCE
 SHEET DATA:
 Working capital........  $  705,303  $  564,072  $  682,342    $  730,757  $  831,856  $  800,274  $  925,222
 Total assets...........   1,392,076   1,422,283   1,345,346     1,391,711   1,649,461   1,563,004   1,891,775
 Long-term debt.........     104,647     169,613     116,037       134,207     131,799     135,898     237,528
 Stockholders' equity...     996,729     823,537     838,656       846,617     990,505     917,450     994,880

- ------------
(1) Financial data for 1993 includes a special charge ($7,037 after-tax) re-lated to the sale of Ellesse U.S.A., Inc. and Boston Whaler, Inc. Finan-cial data for 1992 includes special charges ($135,439 after-tax) princi-pally related to the write-down of the Company's subsidiary, Avia Group International, Inc., to estimated fair value and estimated losses from the planned sales of Ellesse U.S.A., Inc. and Boston Whaler, Inc. Financial data for the six months ended June 30, 1995 includes a special charge ($11,235 after-tax) principally related to severance and other costs asso-ciated with the streamlining of certain segments of the Company's opera-tions.
(2) Includes a gain of $29,648 ($17,967 after-tax) from the sale of CML Group, Inc. common stock.
(3) Earnings included in the calculation of the ratio of earnings to fixed charges represent income before income taxes plus fixed charges (other than capitalized interest). Fixed charges include interest expense, capi-talized interest and portion of rent expenses representative of interest. Interest expense includes interest on letters of credit, used for the pur-chase of footwear and apparel, that is included in cost of sales in the Company's financial statements.
[(4) The pro forma ratio of earnings to fixed charges for the year ended De-cember 31, 1994 and the six months ended June 30, 1995 assumes that the net proceeds from the sale of the Debentures are used to redeem the 9 3/4% Debentures and that the sale of the Debentures offered hereby oc-curred on January 1, 1994 and January 1, 1995, respectively. The ratio has been computed using an interest rate on the Debentures of %.]

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

OPERATING RESULTS

First Six Months 1995 Compared to First Six Months 1994

  Net sales for the six months ended June 30, 1995 increased $90.1 million, 5.5% over the level reported for the first six months of 1994. The Reebok Di-vision's worldwide sales were $1.494 billion, an increase of 6.6% from $1.401 billion(A) in 1994. The Reebok Division's U.S. footwear sales decreased 0.2% to $728.2 million from $729.8 million in 1994. The decrease is due primarily to decreases in the classic, outdoor and running categories, which were offset in part by increases in the children's, baseball and basketball categories. The Reebok Division's U.S. apparel sales increased by 24.1% to $79.9 million from $64.4 million(A) in 1994. The increase reflected strong sales in core ba-sics offset by a general decline in the licensed apparel business. The Reebok Division's International sales (including footwear and apparel) were $686.0 million in 1995, an increase of 13.0% from $606.8 million in 1994. The Inter-national sales increase benefited from the weaker U.S. dollar used in transla-tion. Approximately one half of the International sales gain can be attributed to the impact of the weaker dollar. On a local currency basis, eliminating the impact of foreign currency exchange changes, France and Spain had increases in sales whereas Germany, Japan and Austria experienced decreased sales.

  Rockport sales increased by 11.4% to $163.3 million from $146.6 million in 1994. All Rockport collections, except outdoor, increased in comparison with the prior year. Avia sales decreased by 22.8% to $66.8 million from $86.5 million(A) in 1994. The decrease in Avia's sales is attributed primarily to decreases in the aerobics, cross-training and walking categories.

  Gross margin increased from 39.5% in the first six months of 1994 to 40.3% in the first six months of 1995. International margins were favorably impacted by the effect of exchange rates. U.S. margins were favorably impacted by the growth of the Company's retail outlet business where the overall margins tend to be higher.

  Selling, general and administrative expenses increased from 27.1% in the first six months of 1994 to 30.4% in the first six months of 1995, primarily as a result of increased advertising and distribution costs. In June 1995, the Company announced its plans to reduce the annual spending rate of SG&A ex-penses by $75 million in 1996. In an effort to make such a reduction, the Com-pany recorded special charges of $18,034,000 in the second quarter principally related to severance and other costs associated with the streamlining of cer-tain segments of its operations.

  Minority interest represents the minority shareholders' proportionate share of the net income of certain of the Company's subsidiaries.

  Interest expense for the six months ended June 30, 1995 increased 32.9% over the first six months of 1994 as a result of increased borrowings to finance working capital needs and the Company's stock repurchase program.

  The effective tax rate decreased from 38.0% in the first six months of 1994 to 37.7% in the first six months of 1995 due to a change in the geographic mix of worldwide income.

  Year-to-year earnings per share comparisons benefited from the share repur-chase program. Weighted average common shares outstanding for the six months ended June 30, 1995 declined to 81.6 million shares, compared to 84.9 million shares for the first six months of 1994.

1994 Compared to 1993

  Net sales for the year increased by 13.4%, or $386.5 million, to $3.280 bil-lion in 1994 from $2.894 billion in 1993. The Reebok Division's worldwide sales were $2.813 billion, an increase of 13.4% from $2.48 billion in
- ------------
(A) The 1994 sales were adjusted on a pro-forma basis to reflect Tinley ap-parel sales in Avia sales. The Tinley division was transferred to the Avia group from Reebok effective June 1, 1994. In order to present amounts on a comparable basis, Tinley's apparel sales prior to June 1, 1994 have been reclassified to Avia.

1993. This increase was due to growth in Reebok U.S. footwear and apparel sales as well as International sales. Reebok U.S. footwear sales increased 10.9% to $1.410 billion from $1.271 billion in 1993. The increase in Reebok Division's U.S. footwear sales was attributed to increases in the outdoor, Classics, PRESEASON, cleated and walking categories, which were partially off-set by decreases in the children's and basketball categories. The Reebok Divi-sion's U.S. apparel sales increased by 19.7% to $150.1 million from $125.4 million in 1993. The Reebok Division's International sales (including both footwear and apparel) were $1.253 billion in 1994, an increase of 15.7% from $1.083 billion in 1993, primarily due to increases in all countries except for France and the Netherlands which experienced small decreases in sales. Changes in foreign exchange rates increased Reebok Division's International net sales by $9.3 million, or .9%.

  Rockport sales reached a record level of $314.5 million in 1994, a 11.3% in-crease from $282.7 million in 1993. This increase was due to an increase in the number of pairs shipped both in the U.S. and internationally. Avia sales increased by 16.5% to $152.6 million from $131.0 million in 1993. The increase in Avia's net sales was due to increases in both domestic and international net sales, primarily attributed to increases in the walking and cross training categories.

  Other income increased mainly due to increased income from partially-owned distributors as well as recognized gains of $.5 million on foreign exchange transactions in 1994 compared to recognized losses of $4.6 million in 1993.

  The decrease in gross margin from 40.6% in 1993 to 40.1% in 1994 was due to lower margins in the Reebok Division's International business as a result of the poor economic conditions in certain countries. The decrease was partially offset by slightly increased margins in the Reebok Division's U.S. footwear business.

  Selling, general and administrative expenses increased as a percentage of sales from 26.6% in 1993 to 27.1% in 1994 due in part to the continuing in-creased investments in information systems as well as higher distribution costs mainly associated with the opening of a new apparel distribution facil-ity in Memphis, Tennessee. The increased investments in information systems are expected to continue over the next few years.

  Net income in 1994 was higher than net income in 1993 partially as a result of an additional pre-tax special charge of $8.5 million related to the comple-tion of the sales of Boston Whaler, Inc. ("Boston Whaler") and Ellesse U.S.A., Inc. ("Ellesse"), which charge was recorded in 1993. This special charge was in addition to losses previously recorded in December 1992, when the Company announced its intention to sell these businesses.

  Amortization of intangibles decreased because many of the intangible assets attributable to the acquisition of Rockport in 1986 had a useful life of seven years or less and became fully amortized in 1993.

  Minority interest represents minority shareholders' proportionate share of the net income of the Company's Japanese, Spanish and South African subsidiar-ies.

  Interest expense decreased in 1994 due to interest paid in 1993 on certain prior year's state tax matters, as well as lower average interest rates. Simi-larly, interest income decreased in 1994 due to interest received in 1993 from the successful settlement of certain state tax matters.

  The effective tax rate decreased from 38.5% in 1993 to 37.7% in 1994 due primarily to a geographic change in the mix of worldwide income.

  Year-to-year earnings per share comparisons benefited from the share repur-chase programs announced in July 1992 and July 1993. Weighted average common shares outstanding for the year ended December 31, 1994 declined to 84.3 mil-lion shares, compared to 88.3 million shares for the year ended December 31, 1993.

  The Company's footwear and apparel production operations are subject to the usual risks of doing business abroad, such as import duties, quotas and other threats to free trade, foreign currency fluctuations, labor unrest and politi-cal instability. The Company believes that it has the ability to develop, over time, adequate substitute sources of supply for the products obtained from present foreign suppliers. If, however, events should prevent the Company from acquiring products from its suppliers in Indonesia, China or Thailand, or sig-nificantly increase the cost to the Company of such products, the Company's operations could be seriously disrupted until alternative suppliers were found, with a significant negative financial impact.

  In this regard, the European Union ("EU") imposed import quotas on footwear from China in 1994. The effect of such quota scheme on the Company has not been significant because only a small portion of REEBOK footwear sold in the EU is produced in China and because the Company has taken steps to prepare for imposition of such quotas. Moreover, the quota scheme provides an exemption for certain higher-priced special technology athletic footwear, which is available for most REEBOK and AVIA products. In 1995, this quota scheme is ex-pected to continue, but with an expanded exemption which will allow continued supply of the European market.

  The EU initiated a dumping case during 1995 against footwear from China, In-donesia and Thailand. However, a broad exception for athletic footwear has been incorporated in such action significantly reducing the potential exposure to the Company. Nevertheless, if dumping duties are imposed, certain of the Company's product lines could be affected adversely, although it does not be-lieve that its products will be more severely restricted than those of its ma-jor competitors. Moreover, any such duties are unlikely to be imposed before the second quarter of 1996.

  Various other countries have taken steps to restrict footwear imports, which actions affect the Company as well as other footwear importers. Although such actions have in some cases had an adverse effect on the Company's sales in such countries, they have not had a material adverse effect on the Company as a whole.

BACKLOG

  The Company's backlog of customer orders at December 31, 1994 was approxi-mately 10.1% higher than the prior year's levels. The backlog position is not necessarily indicative of future sales because the ratio of future orders to "at once" shipments may vary from year to year.

LIQUIDITY AND SOURCES OF CAPITAL

  The Company's financial position remains strong. Working capital increased by $124.9 million, or 15.6% from June 30, 1994 to June 30, 1995. The current ratio at June 30, 1995 was 2.5 to 1, as compared to 2.6 to 1 at December 31, 1994 and 2.6 to 1 at June 30, 1994.

  Accounts receivable increased from June 30, 1994 to June 30, 1995 by $63.6 million, or 11.3%, well above the sales increase for the second quarter. A portion of the increase is due to the timing of sales in the quarter and the mix of sales between different International subsidiaries which can impact these comparisons at a point in time. Approximately $17.1 million of the year-to-year increase was due to changes in foreign currency exchange rates.

  Inventory increased by $169.5 million from June 30, 1994 to June 30, 1995, reflecting increases in most divisions. Approximately $22.1 million of the year-to-year increase was due to changes in foreign currency exchange rates. Approximately $16.9 million of the increase reflected inventories held by sub-sidiaries that the Company acquired since the end of the second quarter of 1994. Also, the increase in inventory can be partly attributed to the growth in the Company's retail business. As more business is done through Company-owned factory-direct outlets, inventory will increase relative to sales growth. The Company believes that current inventory levels are too high rela-tive to sales and plans to reduce inventory levels by the end of 1995.

  On October 4, 1994 the Board of Directors authorized the repurchase of up to an additional $200 million in Reebok common stock in open market or privately-negotiated transactions. This authorization was in addition to the $200 mil-lion repurchase programs adopted by the Company in July 1992 and in July 1993. As of June 30, 1995, the Company had repurchased 14,623,300 shares at an aver-age price of $32.28 since the share repurchase program began in July 1992, which left $127.9 million of authorized share repurchases remaining as of such date.

  During the twelve months ended June 30, 1995, cash and cash equivalents in-creased by $21.4 million, and outstanding borrowings increased by $200 mil-lion, while $158.0 million of common stock was repurchased. Cash used for op-erations during 1995's first six months was $47.8 million. Cash generated from operations, together with the Company's presently available financing sources, is expected to adequately finance the Company's current and planned cash requirements, including the remaining share repur-chases authorized by the Board of Directors.

  The Company enters into forward currency exchange contracts to hedge its ex-posure for merchandise purchased in U.S. dollars that will be sold to custom-ers in other currencies. Realized and unrealized gains and losses on these contracts are included in net income except that gains and losses on contracts which hedge specific foreign currency commitments are deferred and accounted for as a part of the transaction.

  The Company also uses forward currency exchange contracts to hedge signifi-cant intercompany assets and liabilities denominated in other than the func-tional currency. Contracts used to hedge intercompany balances are marked to market and the resulting transaction gain or loss is included in the determi-nation of net income. Foreign currency gains or losses included in net income for the years ended December 31, 1994, 1993 and 1992 were not significant.

  At December 31, 1994, the Company had forward currency exchange contracts, all having maturities of less than one year, with a notional amount aggregat-ing $306 million. Deferred gains on these contracts at December 31, 1994 and 1993, approximated $2 million and $2.9 million, respectively.

EFFECTS OF CHANGING PRICES

  The Company has generally been able to adjust selling prices and control ex-penses in the environment of cost escalation that has existed in the recent past. Product purchases require relatively short lead times (4-6 months) and the Company sells a large part of its product for future delivery on similar lead times, which generally permits a matching of committed costs with commit-ted revenues. The Company anticipates that this matching ability will contin-ue.

                                USE OF PROCEEDS

  The net proceeds from the sale of the Debentures will be used to redeem in full on September 15, 1995, at par (plus accrued interest), the $100,000,000 aggregate principal amount of the Company's 9 3/4% Debentures due 1998 (the "9 3/4% Debentures").

                           DESCRIPTION OF DEBENTURES

  The Debentures will be issued under an Indenture, dated as of September 15, 1988, as amended and restated by the First Supplemental Indenture dated as of January 22, 1993 (as so amended and restated, the "Indenture"), between the Company and Citibank, N.A., as Trustee (the "Trustee"), a copy of which is in-cluded as an exhibit to the Registration Statement of which this Prospectus is a part. The following summaries of certain provisions of the Indenture do not purport to be complete and where particular provisions of the Indenture are referred to, such provisions, including the definitions of certain terms, are incorporated by reference as a part of such summaries or terms, which are qualified in their entirety by reference to the provisions of the Indenture. The section references appearing below are to sections in the Indenture.

  The Indenture does not limit the amount of debentures, notes, bonds or other evidences of indebtedness that can be issued thereunder. The Indenture pro-vides that debt securities may be issued from time to time in one or more se-ries. The Debentures will constitute one such series. On September 15, 1988, the Company issued and sold the 9 3/4% Debentures under the Indenture as then in effect. The 9 3/4% Debentures will be redeemed in full with the proceeds from the sale of the Debentures. During the period from January 1993 through June 1995, the Company also issued $150,000,000 aggregate principal amount of Medium-Term Notes, Series A (the "Notes") under the Indenture, all of which Notes remain outstanding as of the date of this Prospectus.

GENERAL

  The Debentures will be unsecured obligations of the Company, will mature on
    , 2005 and will be limited to $100,000,000 aggregate principal amount and will rank on a parity with all other unsecured and unsubordinated indebtedness of the Company. The Debentures are not redeemable prior to maturity by the Company and do not provide for any sinking fund. The Debentures will bear in-terest at the rate per annum stated on the cover page of this Prospectus from
the date of issuance, payable semi-annually on        and        of each year,
commencing         , to the person in whose name such Debenture is registered
at the close of business on the      or       , respectively, prior to the in-
terest payment date.

  Principal of and interest on the Debentures will be payable, and the Deben-tures will be exchangeable and transfers thereof will be registrable, at the corporate trust office of the Trustee in New York, New York, provided that, at the option of the Company, payment of any interest may be made by check mailed to the address of the person entitled thereto as it appears in the Security Register. Payment of any interest due on any Debenture will be made to the person in whose name such Debenture is registered at the close of business on the Regular Record Date for such interest. (Sections 301, 305, 307 and 1002).

FORM OF DEBENTURES

  The Debentures will be represented by one or more global securities (collec-tively, a "Global Security") registered in the name of The Depository Trust Company (the "Depositary"). Except as set forth below, a Global Security may be transferred in whole and not in part, only to the Depositary or another nominee of the Depositary or to a successor of the Depositary or its nominee.

  Upon the issuance of a Global Security, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debentures represented by such Global Security to the accounts of in-stitutions that have accounts with the Depositary or its nominee ("Partici-pants"). The accounts to be credited will be designated by the Underwriters, dealers or agents. Ownership of beneficial interests in a Global Security will be limited to Participants or persons that may hold interests through Partici-pants. Ownership of interests in such Global Security will be shown on, and the transfer of those ownership interests will be effected only through, rec-ords maintained by the Depositary (with respect to Participants' interests) and such Participants (with respect to the owners of beneficial interest in such Global Security). The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in defini-tive form. Such limits and laws may impair the ability to transfer or pledge beneficial interests in a Global Security.

  So long as the Depositary, or its nominee, is the registered holder and owner of such Global Security, the Depositary or such nominee, as the case may be, will be considered the sole owner and holder of the related Debentures for all purposes of such Debentures and for all purposes under the Indenture. Ex-cept as set forth below, owners of beneficial interests in a Global Security will not be enti-tled to have the Debentures represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of Debentures in definitive form and will not be considered to be the owners or holders of any Debentures under the Indenture or such Global Security.

  Accordingly, each person owning a beneficial interest in a Global Security must rely on the procedures of the Depositary and, if such person is not a Participant, on the procedures of the Participant through which such person owns its interest, to exercise all rights of a holder of Debentures under the Indenture or such Global Security. The Company understands that under existing industry practice, in the event the Company requests any action of holders of Debentures or an owner of a beneficial interest in a Global Security desires to take any action that the Depositary, as the holder of such Global Security, is entitled to take, the Depositary would authorize the Participants to take such action, and that the Participants would authorize beneficial owners own-ing through such Participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

  Payment of principal and interest on Debentures represented by a Global Se-curity will be made to the Depositary or its nominee, as the case may be, as the registered owner and holder of such Global Security.

  The Company expects that the Depositary, upon receipt of any payment of principal or interest, will immediately credit the accounts of the Partici-pants with such payment in amounts proportionate to their respective holdings in principal amount of beneficial interest in the Global Security as shown in the records of the Depositary. Payments by Participants to owners of benefi-cial interests in a Global Security held through such Participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name", and will be the responsibility of such Participants. The Company and the Trustee will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in a Global Security for any Debentures or for maintaining, super-vising or reviewing any records relating to such beneficial ownership inter-ests or for any other aspect of the relationship between the Depositary and its Participants or the relationship between such Participants and the owners of beneficial interests in such Global Security owned through such Partici-pants.

  Unless and until it is exchanged in whole or in part for Debentures in de-finitive form, a Global Security may not be transferred except as a whole by the Depositary to a nominee of such Depositary, by a nominee of such Deposi-tary to such Depositary or another nominee of such Depositary, or to a succes-sor of the Depositary or its nominee.

  Debentures represented by a Global Security will be exchangeable for Deben-tures in definitive form of like tenor as such Global Security in denomina-tions of $1,000 and in any greater amount that is an integral multiple thereof if (i) the Depositary notifies the Company that it is unwilling or unable to continue as Depositary for such Global Security or the Depositary ceases to be a clearing agency registered under the Exchange Act, (ii) the Company executes and delivers to the Trustee a Company Order that such Global Security shall be so transferable, registrable and exchangeable and such transfers shall be reg-istrable or (iii) there shall have occurred and be continuing an Event of De-fault with respect to the Debentures evidenced by such Global Security. Any Global Security that is exchangeable pursuant to the preceding sentence is ex-changeable for Debentures issuable in authorized denominations and registered in such names as the Depositary shall direct and an owner of a beneficial in-terest in a Global Security will be entitled to physical delivery of such Se-curity in definitive form. Subject to the foregoing, a Global Security is not exchangeable except for a Global Security or Global Securities of the same ag-gregate denominations to be registered in the name of the Depositary or its nominee.

  The Depositary has advised the Company and the Underwriters as follows: The Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Bank-ing Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary was created to hold securities of Participants and to fa-cilitate the clearance and settlement of securities transactions among the Participants, thereby eliminating the need for physical delivery of securities and certificates. Participants include securities brokers and dealers (includ-ing the Underwriters), banks, trust companies, clearing corporations and cer-tain other organizations, some of which (and/or their representatives) own the Depositary. Access to the Depositary's book-entry system is also available to others such as banks, bro-kers, dealers and trust companies that clear through or maintain a custodial relationship with a Participants, either directly or indirectly ("Indirect Participants"). Persons who are not Participants may beneficially own securi-ties held by the Depositary only through Participants or Indirect Partici-pants. The rules applicable to the Depositary and the Participants are on file with the Commission. The Depositary currently accepts only notes denominated and payable in U.S. dollars.

CERTAIN COVENANTS OF THE COMPANY

Restrictions On Secured Debt

  The Company will not, and will not permit any Subsidiary to, incur, assume or guarantee any Indebtedness secured by any Lien on its property without equally and ratably securing the Debentures, provided, however, that this restriction does not require the equal and ratable securing of the Debentures in respect of certain permitted Liens described in the Indenture, including (1) Liens on any property acquired, constructed, repaired or im-proved by the Company or a Subsidiary after the date of the latest consoli-dated balance sheet of the Company and its Subsidiaries published by the Com-pany prior to the issuance of the Debentures and created or committed prior to or contemporaneously with, or within 360 days after, such acquisition or the completion of construction, repair or improvement and commencement of full op-eration of the property, whichever is later, securing Indebtedness in an amount not exceeding the cost of such acquisition, construction, repair or im-provement, (2) Liens on property existing at the time it is acquired by the Company or a Subsidiary, and conditional sales and similar agreements, (3) the extension, renewal or refunding of permitted Liens or any Lien securing In-debtedness of the Company or any Subsidiary existing at such balance sheet date or Indebtedness of a corporation at the time such corporation becomes a Subsidiary and the extension, renewal or refunding of any of the foregoing,
(4) Liens on accounts receivable arising from the sale of goods in the ordi-nary course of business and securing Indebtedness in an aggregate amount not exceeding 90% of the book value of such accounts receivable, (5) any Lien on the Company's warehouse, distribution and retail facility located at Stough-ton, Massachusetts, or (6) other Liens not otherwise specifically permitted securing Indebtedness which does not exceed 10% of stockholders' equity as shown on the latest consolidated balance sheet of the Company and its Subsidi-aries published by the Company. (Section 1006(b)).

  "Indebtedness" means (a) all items of Indebtedness for money borrowed and all Capitalized Leases, whether now existing or hereafter created, and (b) all items of Indebtedness for money borrowed and Capitalized Leases of another which are guaranteed through any agreement or other arrangement, even if not designated as a guarantee, designed to provide funds for or to secure payment or performance of such Indebtedness of money borrowed or Capitalized Leases of another. "Capitalized Lease" means any lease which is, in accordance with gen-erally accepted accounting principles, capitalized on the balance sheet of the lessee. The amount of Indebtedness represented by a Capitalized Lease shall be the amount reflected on such balance sheet in respect of such Capitalized Lease. (Section 101)

  "Subsidiary" means a corporation more than 50% of the outstanding voting stock of which is owned, directly or indirectly, by the Company or by one or more other Subsidiaries, or by the Company and one or more other Subsidiaries. (Section 101)

Limitation on Sale and Leaseback Transactions

  The Company will not, and will not permit any Subsidiary to, enter into any sale and leaseback transactions with respect to any of their respective prop-erties (except a sale and leaseback transaction having a lease term not longer than three years) unless (i) the Company or such Subsidiary would be permitted under the provisions described under the heading "Restrictions on Secured Debt" above to subject such properties to a Lien to secure Indebtedness, in an amount equal to the value of such sale and leaseback transaction, without also securing any Debentures by such Lien; (ii) the sale and leaseback transaction is between the Company and a Subsidiary or between Subsidiaries; or (iii) within 180 days of such sale and leaseback transaction, the Company applies an amount equal to the greater of (a) the fair value of such property as deter-mined in good faith by the Board of

Directors of the Company and (b) the proceeds from the sale of such property, to the voluntary repayment or retirement of Indebtedness, which may include the Debentures (other than Indebtedness that is subordinate in right of pay-ment to the Debentures). For purposes of clause (i) of the preceding sentence, the value of any sale and leaseback transaction as of any particular time shall be an amount equal to the greater of the amounts specified in clauses
(iii) (a) and (iii) (b) of the preceding sentence, in either case divided by the number of years in the original lease term and multiplied by the number of years of such term remaining at the time of determination. (Section 1007(b))

EVENTS OF DEFAULT

  The following are Events of Default under the Indenture with respect to the
Debentures: (a) failure to pay principal of or premium, if any, on any Deben-tures when due; (b) failure to pay any interest on any Debentures when due, continued for 30 days; (c) failure to perform any other covenant of the Com-pany in the Indenture (other than a covenant included in the Indenture solely for the benefit of a series of securities other than the Debentures), contin-ued for 90 days after written notice as provided in the Indenture; (d) the ac-celeration, or failure to pay at maturity (including any applicable grace pe-riod), any indebtedness for money borrowed of the Company exceeding $10,000,000 in aggregate principal amount, which acceleration is not rescinded or annulled or which unpaid indebtedness is not paid within 10 days after the date on which written notice thereof shall have first been given to the Com-pany as provided in the Indenture; and (e) certain events in bankruptcy, in-solvency or reorganization in respect of the Company. (Section 501)

  Subject to the provisions of the Indenture relating to the duties of the Trustee in case an Event of Default (as defined) shall occur and be continu-ing, the Trustee will be under no obligation to exercise its rights or powers under the Indenture at the request or direction of any holder of Debentures, unless such holder shall have offered to the Trustee reasonable indemnity. (Section 603) Subject to such provisions for the indemnification of the Trust-ee, the holders of a majority in aggregate principal amount of the Outstanding Debentures will have the right to direct the time, method and place of con-ducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee, with respect to the Debentures. (Section 512)

  If an Event of Default with respect to the Debentures at that time Outstand-ing occurs and is continuing, either the Trustee or the holders of at least 25% in aggregate principal amount of the Outstanding Debentures may declare the principal amount of all Debentures to be due and payable immediately; pro-vided, however, that after such acceleration but before a judgment or decree based on acceleration has been obtained, the holders of a majority in aggre-gate principal amount of the Outstanding Debentures may, under certain circum-stances, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal, have been cured or waived as provided in the Indenture. (Section 502) For information as to waiver of de-faults, see "Modification and Waiver".

  No holder of any Debenture will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such holder shall have previously given to the Trustee written notice of a continuing Event of Default (as defined) and unless also the holders of at least 25% in aggregate principal amount of the Outstanding Debentures shall have made writ-ten request, and offered reasonable indemnity, to the Trustee to institute such proceeding as trustee, and the Trustee shall not have received from the holders of a majority in aggregate principal amount of the Outstanding Deben-tures a direction inconsistent with such request and shall have failed to in-stitute such proceeding within 60 days. (Section 507) However, such limita-tions do not apply to a suit instituted by a holder of Debentures for the en-forcement of payment of the principal of or interest on such Debentures on or after the respective due dates set forth in such Debentures. (Section 508)

  The Company is required to furnish to the Trustee annually a statement as to the performance by the Company of certain of its obligations under the Inden-ture and as to any default in such performance. (Section 1008)

MODIFICATION AND WAIVER

  The Indenture provides that the Company and the Trustee, with the consent of the holders of not less than a majority in aggregate principal amount of the Outstanding Debentures, may execute supplemental indentures adding any provi-sions to, or changing or eliminating any of the provisions of, the Indenture or modifying the rights of the holders of the Outstanding Debentures; provided, however, that no such modification or amendment may, without the consent of the holder of each Outstanding Debenture, (a) change the Stated Maturity of the principal of, or any installment of principal of, or interest on, any Debenture, (b) re-duce the principal amount of, or the premium, if any, or the rate of interest on, any Debenture, (c) change the place or currency of payment of principal of, or premium, if any, or the interest on, any Debenture, (d) impair the right to institute suit for the enforcement of any payment on or with respect to any Debenture, (e) reduce the above-stated percentage of Outstanding Deben-tures necessary to modify or amend the Indenture or (f) reduce the percentage of aggregate principal amount of Outstanding Debentures necessary for waiver of compliance with certain provisions of the Indenture or for waiver of cer-tain defaults. (Section 902)

  The holders of not less than a majority in aggregate principal amount of the Outstanding Debentures may, on behalf of the holders of all Debentures, waive, insofar as the Debentures are concerned, compliance by the Company with certain restrictive provisions of the Indenture. (Section 1009) The holders of a majority in aggregate principal amount of the Outstanding De-bentures may, on behalf of the holders of all Debentures, waive any past de-fault under the Indenture with respect to the Debentures, except a default in the payment of the principal of or interest on any Debenture or in respect of a provision which under the Indenture cannot be modified or amended without the consent of the holder of each Outstanding Debenture. (Section 513)

CONSOLIDATION, MERGER AND SALE OF ASSETS

  The Company may, without the consent of any holders of Outstanding Deben-tures, consolidate or merge with or into, or transfer or lease its assets sub-stantially as an entirety to, any Person, and any other Person may consolidate or merge with or into, or transfer or lease its assets substantially as an en-tirety to, the Company, provided that (i) the Person formed by such consolida-tion or into which the Company is merged, or the Person which acquires or leases the assets of the Company substantially as an entirety, is organized under the laws of any United States jurisdiction and assumes the Company's ob-ligations on the Debentures and under the Indenture, (ii) after giving effect to the transaction, no Event of Default, and no event related to such transac-tion which, after giving effect to the transaction, no Event of Default, and no event related to such transaction which, after giving notice or lapse of time or both, would become an Event of Default, shall have happened and be continuing, and (iii) certain other conditions are met. (Sections 801 and 802)

  The Indenture does not restrict, or require the Company to redeem or permit holders to cause a redemption of Debentures in the event of, (i) a consolida-tion, merger, sale of assets or other similar transaction that may adversely affect the creditworthiness of the Company or the Successor or combined enti-ty, (ii) a change in control of the Company or (iii) a highly leveraged trans-action involving the Company whether or not involving a change in control.

DEFEASANCE

  The Company will be discharged from any and all obligations in respect of the Debentures (except for certain obligations to register the transfer or ex-change of Debentures, to replace stolen, lost or mutilated Debentures, to maintain paying agencies and hold monies for payment in trust and to pay the principal of and interest, if any, on Debentures), upon the irrevocable de-posit with the Trustee, in trust, of money and/or U.S. Government Obligations which through the payment of interest and principal thereof in accordance with their terms will provide money in an amount sufficient to pay any installment of principal and interest, if any, in respect of the Debentures on the dates on which such payments are due in accordance with the terms of the Indenture and the Debentures. Such a trust may only be established if establishment of the trust would not cause any Debentures listed on any nationally recognized securities exchange to be de-listed as a result thereof. Also, such establish-ment of such a trust will be conditioned on the delivery by the Company to the Trustee of an Opinion of Counsel (who may be counsel to the Company) to the effect that, based upon applicable U.S. Federal income tax law or a ruling published by the United States Internal Revenue Service, such a defeasance and discharge will not be deemed, or result in, a taxable event with respect to holders of Debentures. (Article 13)

  The Company may also omit to comply with the restrictive covenants described under "Restrictions On Secured Debt" and "Limitation on Sale and Leaseback Transactions" above (together with certain other covenants set forth in the Indenture) and any such omission shall not be an Event of Default with respect to the

Debentures, upon the deposit with the Trustee, in trust, of money and/or U.S. Government Obligations which through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay any installment of principal and interest in respect of the Debentures on the dates on which such payments are due in accordance with the terms of the Indenture and the Debentures. The obligations of the Company un-der the Indenture and the Debentures other than with respect to such covenants shall remain in full force and effect. Such a trust may only be established if establishment of the trust would not cause any Debentures listed on any na-tionally recognized securities exchange to be de-listed as a result thereof. Also, such establishment of such a trust will be conditioned on the delivery by the Company to the Trustee of an Opinion of Counsel (who may be counsel to the Company) to the effect that such a defeasance and discharge will not be deemed, or result in, a taxable event with respect to holders of Debentures. (Article 13)

  In the event the Company exercises its option to omit compliance with cer-tain covenants as described in the preceding paragraph with respect to the De-bentures and the Debentures are declared due and payable because of the occur-rence of any Event of Default, then the amount of money and U.S. Government Obligations on deposit with the Trustee will be sufficient to pay amounts due on the Debentures at the time of their Stated Maturity but may not be suffi-cient to pay amounts due on the Debentures at the time of the acceleration re-sulting from such Event of Default. The Company shall in any event remain lia-ble for such payments as provided in the Indenture.

CONCERNING THE TRUSTEE

  Citibank, N.A. and its affiliates have in the past and may in the future perform commercial banking and investment banking services for the Company. Citibank, N.A. will also act under the Indenture in connection with the Deben-tures as registrar, paying agent and authenticating agent, and acts in such capacities and as Trustee under the Indenture in connection with the 9 3/4% Debentures and the Notes.

                                 UNDERWRITING

  Under the terms and subject to the conditions contained in an Underwriting Agreement dated September , 1995 (the "Underwriting Agreement"), the under-writers named below (the "Underwriters"), for whom CS First Boston Corporation is acting as representative (the "Representative"), have severally but not jointly agreed to purchase from the Company the following respective principal amounts of the Debentures:

                                                                    PRINCIPAL
           UNDERWRITER                                                AMOUNT
     ------------------------------------------------------------- ------------
     CS First Boston Corporation.................................. $




                                                                   ------------
          Total................................................... $100,000,000
                                                                   ============

  The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will be obligated to purchase all the Debentures, if any are purchased. The Underwrit-ing Agreement provides that, in the event of a default by an Underwriter, in certain circumstances the purchase commitments of non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

  The Company has been advised by the Representative that the Underwriters propose to offer the Debentures to the public initially at the public offering price set forth on the cover page of this Prospectus and, through the Repre-
sentative, to certain dealers at such price less a concession of   % of the
principal amount per Debenture, and the Underwriters and such dealers may al-
low a discount of   % of such principal amount per Debenture on sales to cer-
tain other dealers. After the initial public offering, the public offering price and concession and discount to dealers may be changed by the Representa-tive.

  The Debentures are a new issue of securities with no established trading market. The Representative has advised the Company that one or more of the Un-derwriters currently intends to act as a market maker for the Debentures. How-ever, the Underwriters are not obligated to do so and may discontinue any mar-ket making at any time without notice. No assurance can be given as to the li-quidity of the trading market for the Debentures.

  The Company has agreed to indemnify the Underwriters against certain liabil-ities, including civil liabilities under the Securities Act, or contribute to payments which the Underwriters may be required to make in respect thereof.

  CS First Boston Corporation and its affiliates have provided investment banking, commercial banking, brokerage and financial advisory services to the Company from time to time. CS First Boston Corporation and its affiliates re-ceived customary fees and underwriting commissions in connection with provid-ing such services.

                         NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

  The distribution of the Debentures in Canada is being made only on a private placement basis exempt from the requirement that the Company prepare and file a prospectus with the securities regulatory authorities in each province where trades of Debentures are effected. Accordingly, any resale of the Debentures in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require re-sales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the Debentures.

REPRESENTATIONS OF PURCHASERS

  Each purchaser of Debentures in Canada who receives a purchase confirmation will be deemed to represent to the Company and the dealer from whom such pur-chase confirmation is received that (i) such purchaser is entitled under ap-plicable provincial securities laws to purchase such Debentures without the benefit of a prospectus qualified under such securities laws, (ii) where re-quired by law, that such purchaser is purchasing as principal and not as agent, and (iii) such purchaser has reviewed the text above under "Resale Re-strictions".

RIGHTS OF ACTION AND ENFORCEMENT

  The securities being offered are those of a foreign issuer and Ontario pur-chasers will not receive the contractual right of action prescribed by section 32 of the Regulation under the Securities Act (Ontario). As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

  All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possi-ble for Ontario purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the is-suer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

  A purchaser of Debentures to whom the Securities Act (British Columbia) ap-plies is advised that such purchaser is required to file with the British Co-lumbia Securities Commission a report within ten days of the sale of any De-bentures acquired by such purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #88/5, a copy of which may be obtained from the Company. Only one such report must be filed in respect of Debentures acquired on the same date and under the same prospectus exemption.

                            VALIDITY OF DEBENTURES

  The validity of the Debentures will be passed upon for the Company by Ropes & Gray, Boston, Massachusetts, and for the Underwriters by Skadden, Arps, Slate, Meagher & Flom, Boston, Massachusetts.

                                    EXPERTS

  The consolidated financial statements and financial statement schedule of the Company at December 31, 1994 and for each of the three years in the period then ended appearing in the Company's Annual Report on Form 10-K for the year then ended have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon dated January 31, 1995 included therein and incorporated herein by reference. Such consolidated financial statements and financial statement schedule referred to above are incorporated herein by ref-erence in reliance upon such report given upon the authority of said firm as experts in accounting and auditing.

- --------------------------------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFOR-MATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMA- TION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURIS- DICTION TO ANY PERSON TO WHOM IT IS UN-LAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS COR- RECT AS OF ANY TIME SUBSE-QUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                                  -----------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Available Information....................................................   2
Incorporation of Certain Documents by Reference..........................   2
The Company..............................................................   3
Selected Consolidated Financial Data.....................................   5
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................   6
Use of Proceeds..........................................................   9
Description of Debentures................................................  10
Underwriting.............................................................  16
Notice to Canadian Residents.............................................  17
Validity of Debentures...................................................  17
Experts..................................................................  17

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                                 REEBOK [LOGO]

                                  $100,000,000

                              % Debentures Due 2005

                                   PROSPECTUS
                                                                 CS First Boston

[LOGO OF CS FIRST BOSTON APPEARS HERE]
- --------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following table sets forth the various expenses in connection with the issuance and distribution of the securities being registered, other than un-derwriting discounts and commissions. All of the amounts shown are estimates except the Securities and Exchange Commission registration fee.

                                                                        AMOUNT
                                                                       --------
     SEC registration fee............................................. $ 34,483
     Blue Sky fees and expenses.......................................   20,000
     Printing and engraving expenses..................................   30,000
     Legal fees and expenses..........................................   30,000
     Accounting fees and expenses.....................................   25,000
     Trustee, Transfer Agent and Registrar Fees.......................    3,500
     Rating agency fees...............................................   60,000
     Miscellaneous....................................................    2,017
                                                                       --------
          Total....................................................... $205,000
                                                                       ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Section 67 of Chapter 156B of the Massachusetts General Laws provides that indemnification of directors and officers of the Registrant may be provided to the extent specified or authorized by its articles of organization or a by-law provision adopted by the stockholders.

  Under Section 9 of the By-laws of the Registrant, the Registrant shall, to the extent legally permissible, indemnify each of its directors and officers (including persons who serve at its request as directors, officers or trustees of another organization or in any capacity with respect to any employee bene-fit plan) against all liabilities and expenses, including amounts paid in sat-isfaction of judgments, in compromise or as fines and penalties, and counsel fees, reasonably incurred by him in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, in which he may be involved or with which he may be threatened, while in office or thereafter, by reason of his being or having been such a director or officer, except with respect to any matter as to which he shall have been adjudicated in any proceeding not to have acted in good faith in the reasonable belief that his action was in the best interests of the Registrant (any person serv-ing another organization in one or more of the indicated capacities at the re-quest of the Registrant who shall have acted in good faith in the reasonable belief that his action was in the best interests of such other organization to be deemed as having acted in such manner with respect to the Registrant) or, to the extent that such matter relates to service with respect to any employee benefit plan, in the best interests of the participants or beneficiaries of such employee benefit plan; provided, however, that as to any matter disposed of by a compromise payment by such director or officer, pursuant to a consent decree or otherwise, no indemnification either for said payment or for any other expenses shall be provided unless such compromise shall be approved as in the best interests of the Registrant, after notice that it involves such indemnification: (a) by a disinterested majority of the directors then in of-fice; or (b) by a majority of the disinterested directors then in office, pro-vided that there has been obtained an opinion in writing of independent legal counsel to the effect that such director or officer appears to have acted in good faith in the reasonable belief that his action was in the best interests of the Registrant; or (c) by the holders of a majority of the outstanding stock at the time entitled to vote for directors, voting as a single class, exclusive of any stock owned by any interested director or officer. Expenses, including counsel fees, reasonably incurred by any director or officer in con-nection with the defense or disposition of any such action, suit or other pro-ceeding may be paid from time to time by the Registrant in advance of the fi-nal disposition thereof upon receipt of an undertaking by such director or of-ficer to repay the amounts so paid to the Registrant if it is ultimately de-termined that indemnification of such expenses is not authorized under Section
9. The right of indemnification
provided by Section 9 of the By-laws is not to be exclusive of and is not to affect any other rights to which any director or officer may be entitled. As used in said Section 9, the terms "director" and "officer" include their re-spective heirs, executors and administrators, and an "interested" director or officer is one against whom in such capacity the proceedings in question or another proceeding on the same or similar grounds is then pending. Nothing contained in Section 9 shall affect any rights to indemnification to which corporate personnel other than directors and officers may be entitled by con-tract or otherwise under law.

ITEM 16. EXHIBITS

   EXHIBIT
   NUMBER                         DESCRIPTION OF EXHIBIT
   ------- --------------------------------------------------------------------
     1     Form of Underwriting Agreement.
     4.1   Indenture dated as of September 15, 1988, as amended and restated by the First Supplemental Indenture dated as of January 22, 1993
           (including table of contents and cross-reference sheet) --
           incorporated by reference to the Registrant's Annual Report on Form
           10-K for the year ended December 31, 1993.
     4.2   Form of Debenture -- included in Exhibit 4.1.
     5     Opinion of Ropes & Gray with respect to the legality of the securities being registered.
    12     Computation of Ratio of Earnings to Fixed Charges.
    23.1   Consent of Ernst & Young LLP.
    23.2   Consent of Ropes & Gray -- included in Exhibit 5.
    24     Power of Attorney -- included at page II-6.
    25     Statement of Eligibility and Qualification on Form T-1 of Citibank,
           N.A. to act as Trustee under the Indenture.

ITEM 17. UNDERTAKINGS

(a) Filing incorporating subsequent Exchange Act documents by reference.

  The undersigned Registrant hereby undertakes that, for purposes of determin-ing any liability under the Securities Act of 1933, each filing of the Regis-trant's annual report pursuant to Section 13(a) or Section 15(d) of the Secu-rities Exchange Act of 1934 that is incorporated by reference in this Regis-tration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b) Rule 430A undertakings.

  The undersigned Registrant hereby undertakes that:

    1. For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
  (4) or 497(b) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    2. For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securi-ties offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Acceleration of effectiveness.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Ex-change Commission such indemnification is against public policy as expressed in the Securities Act of 1933, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the pay-ment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling per-son in connection with the securities being registered hereunder, the Regis-trant will, unless in the opinion of its counsel the question has already been settled by controlling precedent, submit to a court of appropriate jurisdic-tion the question of whether such indemnification by it is against public pol-icy as expressed in the Securities Act of 1933 and will be governed by the fi-nal adjudication of such issue.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHO-RIZED, IN THE TOWN OF STOUGHTON, THE COMMONWEALTH OF MASSACHUSETTS, AS OF THE 31ST DAY OF AUGUST, 1995.

                                          Reebok International Ltd.

                                                 /s/ Kenneth I. Watchmaker
                                          By
                                             -----------------------------------
                                                   KENNETH I. WATCHMAKER
                                               EXECUTIVE VICE PRESIDENT AND
                                                  CHIEF FINANCIAL OFFICER

  We, the undersigned officers and directors of Reebok International Ltd., hereby severally constitute Kenneth I. Watchmaker, John B. Douglas III and Randi S. Ingerman, and each of them singly, our true and lawful attorneys with full power to them, and each of them singly, to sign for us and in our names in the capacities indicated below, the Registration Statement filed herewith and any and all amendments to said Registration Statement (including post-ef-fective amendments), and generally to do all such things in our name and be-half in our capacities as officers and directors to enable Reebok Interna-tional Ltd. to comply with the provisions of the Securities Act of 1933, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said Registration Statement and any and all amendments there-to.

  Witness our hands and common seal on the date set forth below.

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRA-TION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES IN-DICATED ON THE 31ST DAY OF AUGUST, 1995.

              SIGNATURE                      CAPACITY
              ---------                      --------

         /s/ Paul B. Fireman           President, Chief
- ------------------------------------   Executive Officer
           PAUL B. FIREMAN              (Principal
                                        Executive Officer)
                                        and Chairman of the
                                        Board of Directors

      /s/ Kenneth I. Watchmaker        Executive Vice
- ------------------------------------    President and Chief
        KENNETH I. WATCHMAKER           Financial Officer
                                        (Principal
                                        Financial and
                                        Accounting Officer)

         /s/ Paul R. Duncan            Executive Vice
- ------------------------------------    President, Chief
           PAUL R. DUNCAN               Operating Officer
                                        and Director

          /s/ Robert Meers             Executive Vice
- ------------------------------------    President and
            ROBERT MEERS                Director

          /s/ Jill E. Barad            Director
- ------------------------------------
            JILL E. BARAD

              SIGNATURE                       CAPACITY
              ---------                       --------

         /s/ Daniel E. Gill             Director
- -------------------------------------
           DANIEL E. GILL

        /s/ William F. Glavin           Director
- -------------------------------------
          WILLIAM F. GLAVIN

       /s/ Bertram M. Lee, Sr.          Director
- -------------------------------------
         BERTRAM M. LEE, SR.

        /s/ Richard G. Lesser           Director
- -------------------------------------
          RICHARD G. LESSER

        /s/ William M. Marcus           Director
- -------------------------------------
          WILLIAM M. MARCUS

         /s/ Geoffrey Nunes             Director
- -------------------------------------
           GEOFFREY NUNES

         /s/ John A. Quelch             Director
- -------------------------------------
           JOHN A. QUELCH

                                 EXHIBIT INDEX

   EXHIBIT
   NUMBER                    DESCRIPTION OF EXHIBIT                    PAGE NO.
   ------- ----------------------------------------------------------  --------
     1     Form of Underwriting Agreement............................

     5     Opinion of Ropes & Gray with respect to the legality of
           the securities being registered...........................

    12     Computation of Ratio of Earnings to Fixed Charges.........

    23.1   Consent of Ernst & Young LLP..............................

    23.2   Consent of Ropes & Gray -- included in Exhibit 5..........

    24     Power of Attorney -- included at page II-6................

    25     Statement of Eligibility and Qualification on Form T-1 of
           Citibank, N.A. to act as Trustee under the Indenture......